Lydall, Inc. One Colonial Road P.O. Box 151 Manchester, CT 06045-0151	Telephone 860 646-1233 Facsimile 860 646-4917 Facsimile 860 646-8847 www.lydall.com

November 28, 2006

Via EDGAR and Overnight Delivery

Mr. James A. Allegretto

Sr. Asst. Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lydall, Inc. (“Lydall” or the “Company”)

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for Quarterly Period Ended March 31, 2006

Form 10-Q for Quarterly Period Ended June 30, 2006

Filed March 16, 2006, May 9, 2006 and August 8, 2006

File No. 001-07665

Dear Mr. Allegretto:

This letter is furnished in response to your letter, dated October 24, 2006, providing comments on the above-captioned filings. For your convenience, we have reproduced below the text of the comments set forth in your letter, immediately after which we have provided our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

1.	You disclose in Note 3 on page F-12 that you accounted for the high speed manufacturing line capital lease transaction as a sales-leaseback transaction. As such, it would appear that the sale of the equipment should be reflected as cash flows from investing activities as opposed to financing activities and that the capital lease transaction should be reflected as a non-cash investing and finance activity. With reference to authoritative guidance please tell us your basis for presenting the “Reimbursement of cash from leasing company” as a financing cash inflow.

Company Response

In April 2005, Lydall Gerhardi GmbH and Co. KG, a second-tier subsidiary of the Company, entered into a leasing agreement for a high speed manufacturing line (“equipment”) with GEFA Leasing GmbH (“GEFA”). In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases” this transaction was accounted for as a capital lease in the Company’s consolidated financial statements for the quarterly period ended June 30, 2005. In addition, this capital lease transaction was reflected as a non-cash investing and financing activity on the Company’s Statement of Cash Flows for the quarterly period ended June 30, 2005. The “reimbursement of cash from leasing company” of $3.1 million represents the reimbursement of progress payments made by Lydall to the equipment manufacturer towards the purchase of the equipment due to the Company’s decision to lease the equipment from GEFA, rather than purchase the equipment from the manufacturer.

During 2004 and the first quarter of 2005, the Company made progress payments aggregating €2.4 million (or $3.1 million) to the equipment manufacturer towards the purchase of the equipment. Prior to accepting the equipment or making the final payment of approximately €0.6 million, the Company decided to finance the equipment through a leasing arrangement with GEFA, rather than purchase the equipment outright. (The Company filed a Form 8-K on April 22, 2005, disclosing this leasing transaction). The Company did not have title to the equipment when the decision was made to enter into a leasing transaction with GEFA, rather the Company maintained a valid open purchase order for which $3.1 million of progress payments had been made. Concurrent with the execution of the leasing arrangement with GEFA, GEFA acquired title to the equipment directly from the equipment manufacturer by paying the remaining progress payment to the equipment manufacturer and subsequently leased the equipment to Lydall. GEFA paid the Company $3.1 million as reimbursement of the progress payments made to the equipment manufacturer by Lydall. There was no gain or loss recorded on this transaction.

The Company disclosed in its Form 10-Q for the quarterly periods ended June 30, 2005 and September 30, 2005, and in its Annual Report on Form 10-K for the year ended December 31, 2005, the following as related to the “reimbursement of cash from leasing company”: “The cash received from the leasing company as a reimbursement of original funds expended of $3.1 million has been presented as a cash inflow from financing activities on the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2005. The amounts originally paid by the Company for this equipment were shown as capital expenditures within investing activities on the Company’s Consolidated Statements of Cash Flows for the year ended December 31, 2004.”

The Company believed that in accordance with the provisions of SFAS 95, “Statement of Cash Flows,” the $3.1 million did not represent a cash inflow from investing activities because the asset was not owned and subsequently sold by Lydall to the leasing company. Rather, the reimbursement from the leasing company was associated with the Company entering into a leasing transaction to finance the equipment, and thus was recorded as a cash inflow from financing activities. Therefore, the Company believed it was appropriate to record the “reimbursement of cash from leasing company” of $3.1 million as a cash inflow from financing activities, analogous with the treatment of a capital lease transaction in a statement of cash flows.

While this accounting treatment was predicated on the fact that the Company never had title to the equipment, the Company did have a valid purchase order for the equipment and had paid for and capitalized the majority of the purchase in construction in progress. Therefore, even though the Company did not have title to the equipment, since the progress payments were capitalized as construction in progress this transaction can be considered more analogous to the sale of an asset. Consequently, the Company has concluded that it is more appropriate to treat the reimbursement of cash from the leasing company as an investing cash flow as opposed to a financing cash flow.

The Company believes that recording this transaction as a cash flow from financing activities does not result in the financial statements as a whole being materially misstated for the year ended December 31, 2005. Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” states that materiality of the misstatement may depend on where it appears in the financial statements. Neither cash flow from operations, nor net income are impacted by this reclassification, nor are any amounts reported in the balance sheet, income statement, earnings per share or stockholders’ equity. This classification of cash flows was based on conclusions reached that were believed to be correct at the time of filing and were not intentional or an attempt to conceal any information. In fact, the transaction and the classification of the cash flow were fully disclosed in the December 31, 2005 Annual Report on Form 10-K, and the June 30, 2005 and September 30, 2005 quarterly reports on Form 10-Q. This cash flow classification did not impact the Company’s debt covenants or ability to borrow during the impacted periods, nor does it impact future borrowings. It is unlikely that negative market reaction to this misstatement would occur because the amount does not affect cash flow from operations. In addition, management compensation was not impacted by the cash flow classification of the transaction.

Based on the foregoing considerations, the Company intends to reclassify the reimbursement of cash from leasing company of $3.1 million from a cash flow from financing activities to a cash flow from investing activities in the Company’s Annual Report on Form 10-K filing for the year ending December 31, 2006.

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies, page F-7

2.	Please tell us whether all of your tooling contracts relate to products you will supply to your customers under long term supply agreements. If so, please disclose in future filings that all of your tooling contracts relate to products you will supply to customers under long-term supply contracts. If not, tell us why EITF 99-5 applies to tooling contracts that are not related to long term supply contracts and why those contracts should not be accounted for in accordance with SOP 81-1. We may have further comment after reviewing your response.

Company Response

All of the Company’s tooling contracts relate to products that the Company will supply to our customers under long term supply agreements and are accounted for in accordance with EITF 99-5.

The Company added such a statement to Lydall’s quarterly report on Form 10-Q for the period ended September 30, 2006, which was filed with the SEC on November 8, 2006. The Company will also include such a statement in future filings. The revised pre-production design and development costs paragraph reads as follows in Lydall’s Form 10-Q for the quarterly period ended September 30, 2006:

“The Company enters into contractual agreements with certain customers to design and develop molds, dies and tools (collectively, “tooling”). All such tooling contracts relate to products that the Company will supply to its customers under long-term supply agreements. The Company accounts for these pre-production design and development costs pursuant to Emerging Issues Task Force Issue No. 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements” (EITF 99-5). The majority of all tooling contracts are executed under sales terms where revenue is recognized upon acceptance of the tooling by the customer. For tooling sales arrangements, applicable costs are recorded in inventory as incurred and subsequently recognized, along with the related revenue, upon customer acceptance of the tooling.”

3.	With respect to tooling contracts that relate to products you will supply to your customers under long term supply contracts accounted for in accordance with EITF 99-5, please tell us:

•	Your basis in GAAP for recording costs as inventories as opposed to other assets and/or billed and unbilled accounts receivable, as applicable, and for recognizing revenue and related costs upon customer acceptance of the tooling;

•	How you account for the excess costs or reimbursements under the sales arrangements referred to the first paragraph and your basis in GAAP for your accounting treatment;

•	The amount of revenues and related cost of sales recognized during each year presented.

Company Response

Your basis in GAAP for recording costs as inventories as opposed to other assets and/or billed and unbilled accounts receivable, as applicable, and for recognizing revenue and related costs upon customer acceptance of the tooling;

The Company records the design and development costs for molds, dies and other tools (“tooling costs”) under long term supply arrangements as inventories. EITF 99-5 requires the Company to disclose assets recognized for molds, dies, and other tools. However, EITF 99-5 does not state in what financial statement caption the tooling costs should be capitalized in the balance sheet. In accordance with the provisions of ARB 43, “Inventory Pricing,” the term “inventory” is defined as the “aggregate of those items of tangible personal property which are in process of production for sale in the ordinary course of business.” The Company believes that accumulating the costs for the production of tooling as inventories, meets the definition of inventory as set forth in ARB 43.

The Company recognizes revenue related to tooling in accordance with SAB 104, “Revenue Recognition.” SAB 104 requires revenue to be recognized: (1) once evidence of an arrangement exists (firm purchase contractual commitments are received for all tooling projects); (2) product delivery has occurred (generally evidenced through customer acceptance); (3) pricing is fixed or determinable (within the contractual arrangement, pricing is specifically identified for each tooling project); and (4) collection is reasonably assured. (The Company has long term relationships with its customers who are subject to the Company’s credit procedures. The Company recognizes revenue only if those credit procedures indicate collection is reasonably assured. The Company historically has not had issues collecting receivables related to tooling). The Company will add the following statement to the pre-production design and development costs paragraph in its Annual Report on Form 10-K for the year ending December 31, 2006:

The Company recognizes revenue on tooling contracts in accordance with the provisions of SAB 104, “Revenue Recognition.”

How you account for the excess costs or reimbursements under the sales arrangements referred to the first paragraph and your basis in GAAP for your accounting treatment;

Occasionally, the Company incurs costs in excess of those contractually reimbursed. In accordance with EITF 99-5, the Company capitalizes these costs when the customer provides the Company the non-cancelable right to use the tooling during the part supply arrangement; otherwise, such non-reimbursed costs are expensed as incurred. These capitalized costs are then amortized over the expected life of the part supply arrangement (typically not to exceed three years).

The amount of revenues and related cost of sales recognized during each year presented.

The amount of tooling revenue was $20.9 million, $23.4 million and $18.2 million for years ended December 31, 2005, 2004, and 2003, respectively. The Company believes that due to the highly cost competitive nature of the automotive industry and the limited number of customers, public disclosure of specific cost of sales information would put the Company at a competitive disadvantage. The Company respectfully suggests that this should be sufficient to respond to the current inquiry. If additional information is needed, the Company would be willing to provide the additional information to the Staff in a separate, supplemental confidential submission.

Revenue Recognition, page F-9

4.	In your response to our comment letter dated June 6, 2005 you provided us a proposed revision clarifying your accounting policy for sales returns and allowances that you intended to include in future filings. It does not appear that you have included the proposed revision in the filing. Please do so in future filings or advise.

Company Response

In Lydall’s Form 10-Q for the quarterly period ended June 30, 2005, the Company included the revised accounting policy for sales returns and allowances that we proposed in our comment letter response on June 6, 2005. The revised policy read as follows: “Sales returns and allowances are recorded as identified or communicated by the customer and internally approved. The Company does not provide customers with general rights of return for products sold; however, in limited circumstances, the Company will allow sales returns and allowances from customers if the products sold do not conform to specifications.” Subsequent Company filings inadvertently did not include the revised accounting policy for sales returns and allowances. The Company included the revised accounting policy in its Form 10-Q for the quarterly period ended September 30, 2006, which was filed with the SEC on November 8, 2006, and will include the revised policy in future filings.

Note 14. Commitments and Contingencies, page F-25

5.	Please tell us your basis in GAAP for classifying the reversal of the environmental accrual in other income as opposed to operating income.

Company Response

The Company reversed an environmental accrual in 2005 that was related to a divested facility that was sold by the Company in 2000 (such facility was not part of a discontinued operation). The Company concluded that since the divested facility was not contributing to the operating income of Lydall, it was not appropriate to record the reversal in operating income. The Company believes that including the reversal of the environmental accrual in operating income could be misleading to the reader of Lydall’s consolidated financial statements. Therefore, the reversal of the environmental accrual was recorded in non-operating income, or “other income.” Regulation S-X, §210.5-03.7 (Rule 5-03.7), Non-operating income, requires registrants to “State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income. Material amounts included under miscellaneous other income shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.” The Company recorded this transaction in “other income” in its Annual Report on Form 10-K for the year ended December 31, 2005, and disclosed how this material transaction arose in note 14 to the notes to the consolidated financial statements as follows: “In December 2005, the Company recorded $1.3 million in other income, net related to the reversal of an environmental accrual related to previously divested facilities in Germany. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company determined that it was no longer probable, but remote, that the Company would incur any environmental remediation expense related to the divested facilities.”

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As requested in your October 24 letter, the Company hereby acknowledges that:

I.	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

II.	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

III.	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. We trust that the foregoing responses are sufficient to resolve your questions and comments. If you have any additional questions or comments, please feel free to call me directly at 860-327-0245.

Sincerely,

/s/ Thomas P. Smith
Thomas P. Smith
Vice President,
Chief Financial Officer and Treasurer

cc:	Mr. Adam Phippen, Staff Accountant

Mr. David Freeman, President and Chief Executive Officer

Ms. Mary A. Tremblay, Vice President, General Counsel and Secretary

Mr. James V. Laughlan, Controller

Lydall, Inc. Audit Review Committee